LEGG MASON INVESTMENT TRUST
100 International Drive
Baltimore, Maryland 21202

April 26, 2012

VIA EDGAR

Ms. Valerie Lithotomos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Request for Acceleration
Legg Mason Investment Trust
Pre-Effective Amendment No. 1
1933 Act File No. 333-179640
1940 Act File No. 811-22670

Dear Ms. Lithotomos:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), Legg Mason Investment Trust (the “Registrant”) hereby requests that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to its registration statement on Form N-1A be accelerated to April 27, 2012.  Pre-Effective Amendment No. 1 was filed under the 1933 Act and the Investment Company Act of 1940, as amended, on April 23, 2012 (Accession No. 0001193125-12-176146).  The undersigned is aware of its obligations under the 1933 Act.

In connection with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A and the Registrant’s request for acceleration of the effective date of the pending registration statement, the Registrant acknowledges that: (1) should the Securities and Exchange Commission (“SEC”) or the SEC staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please note that this letter also confirms that the Registrant undertakes that there will be no shares outstanding prior to the assets of Legg Mason Capital Management Opportunity Trust, a series of Legg Mason Investment Trust, Inc., being transferred to its sole series Legg Mason Capital Management Opportunity Trust.

Very truly yours,
LEGG MASON INVESTMENT TRUST
/s/ Richard M. Wachterman
By: Richard M. Wachterman
Title: Assistant Secretary

LEGG MASON INVESTOR SERVICES, LLC
100 International Drive
Baltimore, Maryland 21202

April 26, 2012

Ms. Valerie Lithotomos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Request for Acceleration
Legg Mason Investment Trust
Pre-Effective Amendment No. 1
1933 Act File No. 333-179640
1940 Act File No. 811-22670

Dear Ms. Lithotomos:

As principal underwriter for Legg Mason Investment Trust (the “Trust”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A be accelerated to April 27, 2012.  Pre-Effective Amendment No. 1 was filed under the 1933 Act and the Investment Company Act of 1940, as amended, on April 23, 2012 (Accession No. 0001193125-12-176146). The undersigned is aware of its obligations under the 1933 Act.

Please note that this letter also confirms that Legg Mason Investor Services, LLC undertakes not to sell any shares of Legg Mason Capital Management Opportunity Trust (“the Fund”) until after the assets of Legg Mason Capital Management Opportunity Trust, a series of Legg Mason Investment Trust, Inc. have been transferred to the Fund.

Very truly yours,
LEGG MASON INVESTOR SERVICES, LLC

/s/ Vicki R. Schmelzer
By: Vicki R. Schmelzer
Title: Assistant Secretary